

One Biosciences, Inc. (the "Company") a Texas Corporation, doing business as One CBD

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2019 and short year ended July 31, 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
One Biosciences, Inc.

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31st 2019 and July 31st 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
October 19th, 2020
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	As of July 31,
	2019	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	40,057	20,532
Accounts Receivable	248	(50)
Inventory	87,989	83,455
Other Current Assets	1,367	1,610
Total Current Assets	129,660	105,547
Long-Term Assets		
Computer and Office Equipment, Net of Accumulated Depreciation	2,462	1,947
Production Equipment, Net of Accumulated Depreciation	3,200	2,500
Total Long-Term Assets	5,662	4,447
TOTAL ASSETS	135,322	109,995
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	32,730	10,920
Accrued Interest Payable - Current	6,177	20,931
Unearned Revenue	158	-
Sales Tax Payable	563	523
Loans from Shareholders	281,976	343,389
Total Current Liabilities	321,604	375,763
TOTAL LIABILITIES	321,604	375,763
EQUITY		
Common Stock	60	25
Accumulated Deficit	(186,342)	(265,794)
Total Equity	(186,282)	(265,768)
TOTAL LIABILITIES AND EQUITY	135,322	109,995

	Statement of Operations	
	Jan 1 - Dec 31,	Jan 1 - Jul 31, (short year)
	2019	**2020**
Revenue	25,670	72,498
Cost of Goods Sold	20,078	35,726
Gross Profit	5,592	36,772
Operating Expenses		
Selling, General and Administrative	132,061	50,225
Commission Expense	2,308	3,547
Subcontractor Expense	42,413	45,153
Other Expenses	8,338	3,181
Interest Expense	6,177	14,754
Depreciation Expense	584	1,214
Total Operating Expenses	191,881	118,075
Net Operating Loss	(186,289)	(81,303)
Other Income (Expense)	(53)	1,852
Net Loss	(186,342)	(79,452)

	Statement of Cash Flows	
	Year Ended December 31,	
	2019	**Jan - July 2020 (short year)**
OPERATING ACTIVITIES		
Net Income	(186,342)	(79,452)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Current Assets	(89,603)	4,570
Current Liabilities	39,628	(5,879)
Depreciation	584	1,214
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(49,391)	(95)
Net Cash provided by Operating Activities	(235,733)	(79,547)
INVESTING ACTIVITIES		
Fixed Asset Capital Expenditures (Increase)	(6,246)	-
Net Cash provided by Investing Activities	(6,246)	
FINANCING ACTIVITIES		-
Issuance of Common Stock	60	(35)
Shareholder Advances	281,976	60,057
Net Cash provided by Financing Activities	282,036	60,022
Cash at the beginning of period	-	40,057
Net Cash increase for period	40,057	(19,525)
Cash at end of period	40,057	20,532

Statement Changes in Shareholder Equity

	Common Stock		Deferred Compensation	APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount				
Beginning Balance at 3/31/2019 (inception)	-	-	-	-	-	-
Issuance of Common Stock	6,000,000	60	-	-	-	60
Net Loss	-	-	-	-	(186,342)	(186,342)
Ending Balance 12/31/2019	6,000,000	60	-	-	(186,342)	(186,282)
Beginning Balance 1/1/2020	6,000,000	60		-	(186,342)	(186,282)
Issuance of Common Stock		-	-	-	-	-
Common Stock Issuance Offset	-	(36)	-	-	-	(36)
Restricted Stock - Common	-	-	4	-	(3)	1
Net Loss	-	-	-	-	(79,452)	(79,452)
Ending Balance 7/31/2020	6,000,000	24	4	-	(265,797)	(265,769)

One Biosciences, Inc.
Notes to Financial Statements

Note 1 – Organization and Nature of Activities

One Biosciences, Inc. ("the Company"), doing business as One CBD was formed on March 31st 2019 under the laws of the State of Texas. The Company earns revenue from the distribution of CBD and related products through an ecommerce platform to customers in the United States of America.

The Company will conduct an equity crowdfunding offering during the fourth quarter of 2020 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and has no predecessor entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Revenue Recognition

The Company recognize revenues when (a) persuasive evidence that an agreement exists; (b) the products have been shipped; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. The Company does not reduce revenue reported by reserving for sales that are expected to be returned based on historical data. While the company allows for returned products, the company has no historical returns of products for the basis of calculating expected returns as we have not had any returns in our company history. The company does, however, reduce revenue based on discounts given to clients at the time of purchase.

Substantially all sales are consummated via the Company's online store and payment is received before goods are shipped. The timing between cash receipt and product shipping is nominal ranging from a few hours to a few days and is consistent from day to day.

Inventory and Cost of Goods Sold

The company's inventory is stated at cost and allocates costs to units sold based on the average cost method.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred and are presented in Selling, general, and administrative.

Selling, General, and Administrative

General, and administrative expenses consist of expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of July 31, 2020. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Share based compensation - ASC 718-10-50

For the short year ended July 2020, the company granted board members, advisors, and employees 382,999 shares of common stock for services performed. The fair value for stock compensation expense associated with the issuance was $3 as determined by assigning par value of $.00001 to each share granted. Since there is no secondary market activity and the company has a negative net worth, management believes that par value best approximates the value of the shares issued

Summary of Share-based Compensation Arrangements

	2019	7/31/2020
Beginning	-	-
Granted	-	382,999
Vested	-	117,027
Total Cumulative Shares Granted for Compensation	-	117,027
Ending Shares Remaining to Vest	-	265,972
Weighted-average grant-date fair value of shares vested	-	0.00001
Weighted Average grant-date fair value of shares granted	-	0.00001

Note 3 – Debt

Loans from Shareholders

The company has entered into a $350,000 loan agreement with a shareholder for the purposes of funding operations. The amounts are due April 1, 2022 and bears interest at the rate of 8% per annum.

Note 4 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 5 - Stockholder's Equity

The company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 6,000,000 and 6,117,027 shares were issued and outstanding as of 2019 and 7/31/2020 respectively.

Note 6 - Related Party Transactions

See note 3.

Note 7 - Subsequent Events

The Company has evaluated events subsequent to July 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 20th, 2020, the date these financial statements were available to be issued. No events require disclosure or recognition.

Note 8 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19

Since July 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

Concentration risk: Substantially all the components that generate our revenue are sourced via a single vendor. If this vendor's operations are disrupted there would be a material adverse impact to our results of operation and financial position.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Note 9 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time if they cannot raise the necessary funds until revenue is generated. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.